March 15, 2006
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jay Webb Eric Atallah

Re:	Infineon Technologies AG
Annual Report on Form 20-F for the Year Ended September 30, 2005
File No. 1-15000
Ladies and Gentlemen:
On behalf of Infineon Technologies AG (“Infineon” or the “Company”), we are responding to the comments contained in your letter dated March 2, 2006 to Mr. Peter J. Fischl, a member of the Management Board and Chief Financial Officer of the Company.
The responses contained herein are based upon information provided to us by the Company. The responses are keyed to the numbering of the comments in your letter.
Note 16 — Long Term Investments, net, page F-29
1.	We note your significant equity investments in AMTC, ALTIS, Hwa-Ken, Inotera and Starcore. Please tell us what consideration you gave to providing separate audited financial statements of these non-consolidated subsidiaries as set forth in Rule 3-09 of Regulation S-X. In your response, please provide us with the significance test calculations outlined at Rule 1-02(w)(1) and (3) of Regulation S-X for each of the joint venture investments outlined above for (and as of) the years ended September 30, 2004 and 2005. We may have further comments after reviewing your response.
Response:
The Company considered Regulation S-X Rule 3-09 (Separate financial statements of subsidiaries not consolidated and 50-percent-or-less-owned persons) during the preparation of its consolidated financial statements and annual report on Form 20-F for the year ended September 30, 2005, filed with the Securities and Exchange Commission on November 23, 2005.

In connection therewith, the Company performed the significance calculations outlined at Rule 1-02(w)(1) and (3) of Regulation S-X for each of the joint venture investments outlined above for (and as of) the years ended September 30, 2004 and 2005.
The financial measures specified in Rule 1-02(w)(1) and (3) of Regulation S-X for the required periods derived from the joint ventures’ financial statements, prepared in accordance with U.S. GAAP, were compared to the related U.S. GAAP amounts in the consolidated financial statements of Infineon. Based on these calculations, neither the first nor third condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent, were met by any of the joint venture investments. The relevant calculations are set forth in Schedule 1 attached hereto.
The Company has further authorized us to represent to you that it acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 20-F, as filed with the Securities and Exchange Commission (the “Commission”) (the “Filing”);

•	comments from the staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone either the undersigned at the telephone number indicated above, or John A. Burgess of this firm at 1-617-526-6000. You may also directly contact the Company’s Senior Director — Accounting Rules and Regulations, Andrew Prillwitz, at 011-49-89-234-21758.

Very truly yours,
/s/ Timothy J. Corbett

Timothy J. Corbett

cc:	Peter J. Fischl
Executive Vice President and Chief Financial Officer, Infineon Technologies AG
Dr. Markus Kaum
Corporate Legal Counsel, Infineon Technologies AG
Andrew Prillwitz
Senior Director — Accounting Rules & Regulations, Infineon Technologies AG
Andreas Feege
Partner, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
John A. Burgess
Partner, WilmerHale

Schedule 1:

			Infineon's
			Proportional Share
			of US GAAP Equity	Infineon's		Investment-In /
			Investee's Pre-tax	Pre-tax Income	% of Infineon's	Advances-To Equity	Infineon's Total
	Infineon's %		Income (Loss)	(Loss) [1,2]	Pre-tax Income	Investee	Assets	% of Infineon’s
Equity Investee	Ownership	Fiscal Year	(€ Million)	(€ Million)	(Loss)	(€ Million)	(€ Million)	Total Assets
AMTC	33.3%	2005	0.7	(191)	0.34%	4	10,284	0.04%
	33.3%	2004	0.5	396	0.12%	4	10,864	0.03%

ALTIS	50.1%	2005	7.9	(198)	3.97%	256 [4]	10,284	2.49%
	50.1%	2004	8.7	396	2.19%	281 [4]	10,864	2.58%

Hwa-Ken	50.0%	2005	0.5	(191)	0.24%	11	10,284	0.11%
	50.0%	2004	0.1	396	0.01%	11	10,864	0.10%

Inotera	45.9%	2005	43.8	(234)	18.71%	524	10,284	5.09%
	45.8%	2004	(15.9)	400	3.98%	348	10,864	3.20%

Starcore	41.1%	2005	(16.9) [3]	(190)	8.86%	15	10,284	0.15%
	38.7%	2004	(5.2)	397	1.31%	24	10,864	0.22%
Computational Notes:

[1] In situations where there is a loss figure for either Infineon and its consolidated subsidiaries or the tested equity investee but not both, the income test is made by determining the percentage effect of Infineon’s and its other subsidiaries’ equity in the income or loss from continuing operations before income taxes, extraordinary items and the cumulative effect of an accounting change of the tested equity investee on the income or loss of Infineon and its subsidiaries, excluding the income or loss of the tested equity investee.

[2] Income of Infineon and its subsidiaries consolidated for the 2004 fiscal year was at least 10 percent lower than the average of the income for the preceding five fiscal years. Accordingly, such average income was used for purposes of the computation. Any loss years were omitted for purposes of computing average income. The average was computed as the sum of earnings in non-loss years divided by 5.

[3] Includes investment impairment charges of €10 million.

[4] Includes the outstanding balance of the Company’s loan to ALTIS of €42 million and €57 million as of September 30, 2004 and 2005, respectively.